QNB Corp.

15 North Third Street, P.O. Box 9005

Quakertown, Pennsylvania 18951-9005

January 14, 2026

VIA EDGAR

Madeleine Joy Mateo

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street NE

Washington, D.C. 20549

Re:	QNB Corp.
Registration Statement on Form S-4, As Amended on January 14, 2026
File No. 333-292253

Dear Ms. Mateo:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, QNB Corp., a Pennsylvania corporation (the “Registrant”), hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement be accelerated to 4:00 PM, Eastern Time, on Friday, January 16, 2026, or as soon thereafter as practicable.

Please contact David W. Swartz, Esq. of Stevens & Lee, P.C., counsel to the Registrant, at (610) 478-2184 with any questions you may have concerning this letter, or if you require any additional information. Please notify Mr. Swartz when this request for acceleration of effectiveness of the Registration Statement has been granted.

Very truly yours,

QNB CORP.

By:	/s/ Jeffrey Lehocky
Name:	Jeffrey Lehocky
Title:	Executive Vice President and Chief Financial Officer